Filed Pursuant to Rule 425
Filing Person: SmartFinancial, Inc.
Subject Company: Foothills Bancorp, Inc.
Commission File No. 001-37661

SMARTFINANCIAL INTERNAL EMAIL

Team,

Today we announce that SmartBank will enter into a definitive agreement to acquire Maryville, TN-based Foothills Bank & Trust. This is an outstanding next step in the growth of our company as we build the Southeast’s next great community banking franchise – creating a bank that will have approximately $2.2 billion in assets.

Acquiring Foothills Bank & Trust, with approximately $215 million in assets, $191 million in deposits and $149 million in loans, gives us the opportunity to expand into Blount County and add to our presence in Knox County, picking up three branches: two in Maryville and one in Farragut.  The footprint makes a lot of sense to us given that we already have a strong foundation in neighboring communities, making the expansion a great strategic fit.

In the coming weeks you will hear more from us on the timeline, specifics of the acquisition and integration process.  As with any business transaction of this nature, the deal is subject to regulatory approval and customary closing conditions.  At this time we anticipate completing the acquisition in the fourth quarter of 2018, with the systems conversion and re-branding during the first quarter of 2019.

To help with any questions, we have included a copy of the press release.  All communication regarding this announcement will be handled through online channels, local media distribution and bank websites.  Should you have any other questions, feel free to reach out to me or Miller. If we are not available, get your questions to Kelley Fowler, and she will coordinate with me.

What a great next move for our company – because of your hard work and dedication to this company, we are in a position to take advantage of these growth opportunities.  On behalf of the Board of Directors, thank you for all you’ve done to make this possible.  It’s an honor and privilege to work with each of you.

With sincerest regards,

Billy

Important Information for Shareholders

This communication shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, SmartFinancial, Inc. (“SmartFinancial”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will contain the proxy statement of Foothills Bancorp, Inc. (“Foothills Bancorp”) and a prospectus of SmartFinancial. Shareholders of Foothills Bancorp are encouraged to read the registration statement, including the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, Foothills Bancorp, and SmartFinancial. After the registration statement is filed with the SEC, the proxy statement/prospectus and other relevant documents will be mailed to all Foothills Bancorp shareholders and will be available for free on the SEC’s website (www.sec.gov). The proxy statement/prospectus will also be made available for free by contacting Ron Gorczynski, Chief Administrative Officer at (865) 437-5724. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain of the statements made in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements, including statements regarding the intent, belief, or current expectations of SmartFinancial’s management regarding the company’s strategic direction, prospects, future results, and benefits of the merger, are subject to numerous risks and uncertainties. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Foothills Bancorp’s shareholders to approve the merger, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability to obtain required governmental approvals of the proposed terms of the merger, (8) reputational risk and the reaction of the parties’ customers to the merger, (9) the failure of the closing conditions to be satisfied, (10) the risk that the integration of Foothills Bancorp’s operations with SmartFinancial will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, politics of and market conditions. Additional factors which could affect the forward looking statements can be found in SmartFinancial’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K filed with or furnished to the SEC and available on the SEC’s website at http://www.sec.gov. SmartFinancial disclaims any obligation to update or revise any forward-looking statements contained in this release which speak only as of the date hereof, whether as a result of new information, future events or otherwise.